UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

1821 Drinks Inc, d/b/a "1821 Bitters"

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    June 24, 2020

Physical Address of Issuer:

3911 Concord Pike #8030, SMB #10619
Wilmington, DE 19803

Website of Issuer:

www.1821bitters.com

Current Number of Employees:

8

	Most recent fiscal year-end (2020)*	Prior fiscal year-end (2019)*
Total Assets	$827,153.06	$245,622
Cash & Cash Equivalents	$287,603.37	$82,511
Accounts Receivable	$143,793.80	$118,696
Short-term Debt	$549,519.71	$107,701
Long-term Debt	$0	$0
Revenues/Sales	$740,770.79	$1,033,820
Cost of Goods Sold	$467,089.77**	$529,958**
Taxes Paid	$0	$0
Net Income	($1,249.11)	$44,108

*The pro-forma financial statements include the operating results of 1821 Bitters, LLC, a wholly-owned subsidiary of 1821 Drinks Inc.
**This amount represents cost of revenues.

April 30, 2021

1821 Drinks Inc, d/b/a "1821 Bitters"



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished 1821 Drinks Inc, a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.1821bitters.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

1821 Drinks Inc, d/b/a "1821 Bitters" is a producer of bitters, tinctures, cocktail syrups, tonic, ginger beer, shrubs, and drinking vinegar, incorporated in Delaware as a corporation on June 24, 2020. The Company operates through its wholly-owned subsidiary, 1821 Bitters, LLC, a Georgia limited liability company formed on January 26, 2014. On August 26, 2020, 1821 Drinks Inc acquired 1821 Bitters, LLC.

The Company is located at 3911 Concord Pike #8030, SMB #10619, Wilmington, DE 19803.

The Company's website is www.1821bitters.com.

The Company is headquartered and conducts business in Delaware and sells its products through the Internet throughout the United States, and through distributors in Australia, New Zealand, Canada and the United Kingdom.

RISK FACTORS

Investing in the securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax and financial advisors prior to making an investment in the securities. The securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

Continued concerns relating to COVID-19 have resulted in significant governmental measures being implemented to control the spread of the virus, including, among others, restrictions on manufacturing and the movement of employees in many regions of the country. As a result of COVID-19 and the measures designed to contain the spread of the virus, our third-party manufacturers may not have the materials, capacity, or capability to manufacture our products according to our schedule and specifications. If our third-party manufacturers' operations are curtailed, we may need to seek alternate manufacturing sources, which may be more expensive. Alternate sources may not be available or may result in delays in shipments to us from our supply chain and subsequently to our customers, each of which would affect our results of operations. While the disruptions and restrictions on the ability to travel, quarantines, and temporary closures of the facilities of our third-party manufacturers and suppliers, as well as general limitations on movement in the region are expected to be temporary, the duration of the production and supply chain disruption, and related financial impact, cannot be estimated at this time. Should the production and distribution closures continue for an extended period of time, the impact on our supply chain could have a material adverse effect on our results of operations and cash flows. The COVID-19 outbreak could also delay our release or delivery of new or product offerings or require us to make unexpected changes to such offerings, which may materially adversely affect our business and operating results. Finally, as a result of the governmental restrictions to control the spread of the COVID19 outbreak, we have experienced, along with wholesale partner stores, restaurants and bars, closures and a decrease in consumer traffic, which will have a material adverse effect on our results of operations. Our operating results could also continue to be adversely affected to the extent that the COVID-19 outbreak harms the economy in general. In addition, the COVID-19 outbreak could result in an economic downturn that could affect demand for our products and materially adversely affect our business, operating results, and financial condition.

The amount of capital the Company is attempting to raise in the offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A majority of the Company is owned by a small number of owners.
The Company is currently controlled by a two person board of directors comprised of two holders of the Company's capital stock who together own 100% of the outstanding capital stock of the Company. Subject to any fiduciary duties owed to other future owners or investors under Delaware law, these majority owners may be able to exercise significant influence through their board appointments. The board of directors is responsible for approving significant Company transactions, and will have significant control over the Company's budget, management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership and board control could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their board influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We rely on other companies to provide components and services for our products.

We depend on these suppliers through our manufacturers. Our proprietary product line of bitters, tinctures, cocktail syrups, tonic, ginger beer, shrubs, and drinking vinegar was designed, formulated and refined with commercial manufacturing facilities that source all of the underlying inputs. Our ability to manufacture may be adversely affected if suppliers or subcontractors of our factories do not provide the agreed-upon supplies or perform the agreed-upon services in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide materials which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for particular materials.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Melissa Koefod, our CEO and Director and Kristin Koefod, our Chief Operating Officer and Director. The Company has or intends to enter into employment agreements with Melissa Koefod and Kristin Koefod, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Melissa Koefod, Kristin Koefod, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the material, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand. Freight charges in particular vary widely when air is used rather than container shipment. We may choose to ship goods in small batches by air to ensure smooth delivery and operations. The sales prices to our customers are a delivered price. Therefore, changes in our input and specifically shipping costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced or other value offerings which may adversely affect our results of operations.

The supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Recreational-use of cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding recreational-use of cannabis would prevent us from executing our business plan.

At least one of our future product lines to be produced by a future subsidiary, will include cannabis as a key ingredient. Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of recreational cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis. We may be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis. We would have to reposition the marketing and use of our products for dry herbs and would have to discontinue packaging sales related to branded cannabis.

Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. The Company does not sell cannabis however it may receive proceeds from licensed cannabis processors or producers.

Based on the Trump administration in general and the stated position of the Attorney General of the United States in particular, there is also no guarantee that the current administration or future administrations will not revise federal enforcement priorities and choose to strictly enforce the federal laws governing cannabis production or distribution. At this time, it is unknown whether the Trump administration will change the federal government's current enforcement posture with respect to recreational use cannabis. Any such change in the federal government's current enforcement posture with respect to recreational use cannabis would result in our inability to execute part of our business plan and we may suffer significant losses.

Any changes in state or local laws that reduce or eliminate the ability of companies that acquire our products or packaging to cultivate and produce recreational use cannabis would materially and negatively impact on our business.

The SEC is monitoring the cannabis industry and may halt or prevent the offering or sale of our securities due to the bad acts of others.

On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in cannabis-related companies. The SEC noted an increase in the number of investor complaints regarding cannabis-related investments. The SEC issued temporary trading suspensions for the common stock of five different cannabis-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all cannabis-related companies which would have a material adverse effect on our ability to raise capital and our business.

Laws and regulations affecting the regulated cannabis industry and state specific definitions of paraphernalia are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.

Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Applicable state laws may prevent us from maximizing our potential income.

Depending on the laws of each particular state, we may not be able to fully realize our potential to generate profit. Furthermore, cities and counties are being given broad discretion to ban certain cannabis activities. Even if these activities are legal under state law, specific cities and counties may ban them.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

**BUSINESS**

Description of the Business

We manufacture high quality cocktail mixers and carbonated beverages, with a line of canned carbonated cocktail mixers, a planned line of spiked seltzers, a planned line of carbonated tetrahydrocannabinol (commonly referred to as "THC") beverages, and a planned line of carbonated cannabidiol (commonly referred to as "CBD") beverages.

Business Plan

With the focus on consumption of alcoholic beverages off-premise of restaurant and bars, and an increase in the direct-to-consumer market, we are seeing an increase in demand from the consumer. We have confirmed demand from the largest package store chain in Texas as well as grocery stores willing to take product without slotting fees, which allows us larger margins. By securing capital during this raise, we will be able to fulfill demand and increase revenue in addition to increasing profitability. Our initial goals are to fulfill current demand and this will be achieved through having enough production to meet demand. We then plan to move into additional states via distribution, and have secured a contract for national distribution via an online platform in 2021.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cocktail Bitters	Bitters to enhance the flavor of cocktails	Direct-to-consumer market, bars, restaurants, liquor stores, grocery
Cocktail Syrup	Rich simple syrups to infuse flavor and help to craft a better cocktail	Direct-to-consumer market, bars, restaurants, liquor stores, grocery
Cocktail Shrub	Drinking vinegars designed as cocktail mixers	Direct-to-consumer market, bars, restaurants, liquor stores, grocery
Carbonated Cocktail Mixers	High quality flavorful carbonated cocktail mixers with natural ingredients	Direct-to-consumer market, bars, restaurants, liquor stores, grocery

Competition

We have several competitors in the bitters space including Angostura and Bitter Truth as well as Fee Brothers. We have the advantage of having different flavors than those offered by our main competitors and are spirit rather than glycerine-based. We also have other offerings, not just bitters. On the cocktail mixers side, there are few competitors on the high end syrup and shrub side. Shrub and Co. is the most direct competitor but they only offer shrubs. There are not any national syrup competitors on the high-end. Monin is our closest syrup competitor but they do not offer an all-natural high end product. On the carbonated mixer side, Gosslings, Fever Tree and Q are our key competitors. With respect to carbonated mixers, we offer a wide range of flavors that are different from those offered by our competitors, and offer a direct-to-consumer channel for our products.

Customer Base

We sell our product to a direct-to-consumer market with baby boomer, Gen X and millenial consumers making up the majority of our target audience with the highest percentage being Gen X. We also sell to liquor and food distributors who in turn sell our products to restaurants, liquor stores, bars and grocery stores.

Supply Chain

Our product manufacturing is done by three main vendors all with facilities located in the United States. We do have access to additional suppliers if necessary.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
4697160	18.21 bitters	Trademark	February 21, 2014	March 3, 2015	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Melissa Koefod	CEO & Director	**1821 Drinks Inc**, CEO (June 2020 – Present) **1821 Bitters, LLC**, CEO (January 2014 – June 2020) **TJR Hospitality Group**, Director of Operations (March 2018 – January 2020)	**Georgia State University College of Law**, J.D. (2011) **Georgia State University**, B.S., Transportation/Mobility Management and Logistics
Kristin Koefod	COO & Director	**1821 Drinks Inc**, COO (June 2020 – Present) **1821 Bitters, LLC**, COO (January 2014 – June 2020) **TJR Hospitality Group**, Chief Operating Officer (March 2018 – January 2020)	N/A

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 1,000,000 shares of voting common stock, par value $0.001 per share (the "**Voting Common Stock**") and 1,000,000 shares of non-voting common stock, par value $0.001 per share (the "**Non-Voting Common Stock**" and together with the Voting Common Stock, the "**Common Stock**"). At the closing of the offering, assuming only the target offering amount is sold, 1,000,000 shares of Voting Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Voting Common Stock
Amount Outstanding	1,000,000
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Voting Common Stock at a later date. The issuance of such additional shares of Voting Common Stock would be dilutive and could adversely affect the value of the securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	100%

Type	Crowd SAFE
Amount Outstanding	$273,801
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: 10,000,000

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Term Loan
Amount Outstanding	$48,402
Interest Rate and Amortization Schedule	1% per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter (the "Deferral Period"), no payments will be due. Thereafter, monthly payments of principal and interest, each in such equal amount required to fully amortize the principal amount outstanding on the Note on the last day of the Deferral Period by the maturity date of the note, will be due and payable. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured.
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the " Cares Act" .
Maturity Date	April 7, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Melissa Koefod	500,000 shares of Voting Common Stock	50%
Kristin Koefod	500,000 shares of Voting Common Stock	50%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

1821 Drinks Inc (which may be referred to as the "**Company**") was incorporated in Delaware on June 24, 2020. The pro forma financial statements include the operating results of 1821 Bitters, LLC, a Georgia limited liability company registered on January 26, 2014. On August 26, 2020, the Company acquired 1821 Bitters, LLC in 2020. The Company conducts its business through 1821 Bitters, LLC, and sells bitters, tinctures, cocktail syrups, tonic, ginger beer, shrubs, and drinking vinegar. The Company's headquarters are in Wilmington, Delaware. The company began operations in 2014.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account, and funds that have not yet been deposited to the checking account. As of December 31, 2020, and 2019, the Company had $306,766 and $73,600 of cash on hand, respectively.

As of April 30, 2021 the Company had an aggregate of approximately $102,668 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-offering valuation to the Company.

Material Changes and Other Information

Trends and Uncertainties

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Money Raised	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Voting Common Stock	$900	900,000	General Working Capital	September 1, 2020	Section 4(a)(2)
Voting Common Stock	$100	100,000	General Working Capital	June 24, 2020	Section 4(a)(2)
Crowd SAFE	$273,801	682	General Working Capital	December 15, 2020	Section 4(a)(6)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the target offering amount of the offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
Melissa Koefod
76563E22E5D44F5...

(Signature)

Melissa Koefod

(Name)

CEO & Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Melissa Koefod
76563E22E5D44F5...

(Signature)

Melissa Koefod

(Name)

CEO & Director

(Title)

4/30/2021

(Date)

DocuSigned by:
A40AA1856C9A45E...

(Signature)

Kristin Koefod

(Name)

COO & Director

(Title)

4/30/2021

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

1821 Bitters LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
18.21 Bitters 1056 Checking	288,460.78
Chase 18.21 Bitters 3923 Checking	0.00
Gift	0.00
Payroll Clearing	-857.41
Stripe	0.00
Total Bank Accounts	**$287,603.37**
Accounts Receivable	
Accounts Receivable	143,793.80
Total Accounts Receivable	**$143,793.80**
Other Current Assets	
Due to/from Shareholder	46,502.42
Inventory Asset	0.00
SK-Cash Drawer Cash Account	0.00
SK-Total Tendered	0.00
SK-Undeposited Cash	0.00
SK-Undeposited Funds Amex	0.00
SK-Undeposited Funds VISA/MC/Dsc	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$46,502.42**
Total Current Assets	**$477,899.59**
Fixed Assets	
Accumulated Depreciation	-2,596.28
Buildings	35,700.00
Fixed Asset Computers	1,196.81
Furniture	7,814.40
Leasehold Improvements	17,713.54
Other Tools/Equipment	1,800.00
Vehicles - Mercedes	0.00
Total Fixed Assets	**$61,628.47**
Other Assets	
Mexico Property Trust-Land	283,900.00
Security Deposits	3,500.00
Trademark	225.00
Total Other Assets	**$287,625.00**
TOTAL ASSETS	**$827,153.06**

1821 Bitters LLC

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	23,817.89
Total Accounts Payable	**$23,817.89**
Credit Cards	
AMEX Business Platinum-14005	34,594.38
Amex Delta Skymiles-12003	29,737.33
Total Credit Cards	**$64,331.71**
Other Current Liabilities	
Due To/From TJR Hospitality	388,325.93
EnrichHer Loan	24,335.84
Garnishment	0.10
Georgia Department of Revenue Payable	13.08
Payroll Liabilities	0.00
PPP Loan	48,402.00
Sales Tax Payable	293.16
SK-Gift Card Liability	0.00
Total Other Current Liabilities	**$461,370.11**
Total Current Liabilities	**$549,519.71**
Total Liabilities	**$549,519.71**
Equity	
Contribution	
Kristin	40,839.37
Melissa	40,839.36
Total Contribution	**81,678.73**
Distribution	58,387.23
Kristin	-179,333.90
Melissa	-179,333.88
Total Distribution	**-300,280.55**
Opening Balance Equity	0.00
Paid-In Capital	148,747.00
Retained Earnings	348,737.28
Net Income	-1,249.11
Total Equity	**$277,633.35**
TOTAL LIABILITIES AND EQUITY	**$827,153.06**

1821 Bitters LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
Discounts Given	-1,245.04
EIDL Loan Income	9,000.00
Rebates	250.00
Sales	456,506.01
Sales of Product Income	15.50
SK-Sales	136,013.35
Web Sales	140,230.97
Total Income	**$740,770.79**
Cost of Goods Sold	
Cost Of Goods Sold	0.00
Disposal Fees- COS	2,936.01
Freight & delivery - COS	70,871.66
Other Costs - COS	76,362.96
Purchases - COS	4,691.60
Supplies & Materials - COGS	312,227.54
Total Cost of Goods Sold	**$467,089.77**
GROSS PROFIT	**$273,681.02**
Expenses	
Advertising	3,705.05
Auto	
Fuel	65.12
Total Auto	**65.12**
Bank Charges	173.38
Continuing Education	2,774.00
Credit Card Fees	4,603.83
Donations	75.00
Dues & Subscriptions	10,223.69
Entertainment	0.00
Health Insurance	5,802.95
Insurance	15,350.79
Interest Expense	16,399.57
Legal & Professional Fees	9,259.97
Meals	2,459.96
Medical Expense	279.62
Office Expenses	4,714.24
Payroll	
Non Officer Wages	79,701.59
Officer Wages	61,443.08
Payroll Fees	1,350.00

1821 Bitters LLC

Profit and Loss

January - December 2020

	TOTAL
Tax	12,923.98
Total Payroll	**155,418.65**
QuickBooks Payments Fees	2,012.54
Rent or Lease	18,498.13
Repair & Maintenance	1,648.84
Staff Gifts	248.00
Subcontractors	3,722.17
Taxes & Licenses	8,295.35
Telephone Expense	4,095.29
Travel	4,156.91
Utilities	947.08
Total Expenses	**$274,930.13**
NET OPERATING INCOME	**$ -1,249.11**
NET INCOME	**$ -1,249.11**